Mail Stop 4561


								October 13, 2005


By U.S. Mail and facsimile to 740-435-2021

Mark A. Severson
Chief Financial Officer
Camco Financial Corporation
6901 Glenn Highway
Cambridge, Ohio  43725

Re:	Camco Financial Corporation
	Form 10-K for the Fiscal Year Ended December 31, 2004
	File No. 000-25196

Dear Mr. Severson:

      We have reviewed your response letter dated September 23,
2005
and have the following additional comments.

Item 9A. Controls and Procedures, page 75

1. We note your supplemental response to comment 1 of our letter dated September 8, 2005. Please tell us the basis for your officers` conclusions that your disclosure controls and procedures were effective as of December 31, 2004 in light of this material weakness that you assert could result in materially misstated financial statements. Refer to paragraph D of SEC Release No. 33-8238, in particular the Staff`s view that disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles.

2. In your response you state that the identified material weakness could have caused the allowance for loan losses to be materially misstated. Please tell us the procedures you performed to mitigate this material weakness when determining your allowance for loan losses as of December 31, 2004.

* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Matthew Komar, Staff Accountant at (202)
551-
3781 or me at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters.



      Sincerely,



      Joyce Sweeney
								Accounting Branch Chief

Mark A. Severson
Camco Financial Corporation
October 13, 2005
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